Form 10KSB40, Exhibit 13
period 1999-12-31
OSWEGO COUNTY BANCORP INC
filed 2000-03-30
CIK 1075954

Oswego County Bancorp, Inc.
                          Annual Report to Shareholders

                           Oswego County Savings Bank

Mission Statement:

Our mission is to be a financial service organization of undisputed integrity serving central New York.
Our goal is to maximize the value of our shareholders' equity by helping our customers attain their financial goals and potential.
Our specialty is providing individuals and small businesses with the personal, professional and innovative financial services they desire delivered in a manner that is above their expectations.
Our pledge is to manage entrusted resources for the benefit of our stockholders, customers, communities and staff.

Strategic Objectives 2000-2002
Become a diversified financial service organization.
Expand traditional markets and methods of delivery.
Provide a work environment that attracts and retains highly qualified individuals dedicated to the bank's goals.
Use technology to improve staff efficiency and provide electronic service options.

           Oswego County Bancorp, Inc. and Oswego County Savings Bank

Board of Directors

[picture]

Back row, left to right: Paul J. Heins, Vice Chairman, Gregory J. Kreis, Bruce
P. Frassinelli, Deborah F. Stanley. Front row, left to right: Michael L. Brower, Paul W. Schneible, Chairman, Carl K. Walrath. Missing: Bernard Shapiro.

Management Team

[picture]

Back row, left to right: Stephen Albright, Gregory J. Kreis, Gregory H. May, Ronald Tascarella. Front row: Judith S. Percy, Mary E. Lilly.

                         Annual Message to Shareholders

The year 1999 saw the most dramatic change for Oswego County Savings Bank in the 129 history of the Bank. Oswego County Savings Bank and Oswego City Savings Bank jointly announced the termination of the merger agreement between the two banks in January, seventeen months after signing the agreement. Although both banks believed the merger would have been positive for our customers and the Oswego County community, we were unsuccessful in gaining necessary regulatory approvals. The Board of Trustees voted unanimously to begin the process to convert from a mutual savings bank to a mutual holding company and stock bank form of ownership. The Board felt strongly that to accommodate the strategic vision for the future that the Bank would need additional capital. The conversion was accomplished on the 14th of July with the completion of a successful initial public offering of our stock.

In 1997 the Bank started an extensive review of all of our systems to determine what needed to be done to ensure that a smooth transition to the year 2000 would be accomplished. Hundreds of man-hours were dedicated to the project as well as a substantial investment in new computer equipment and computer software. The effort was successful and the New Year rolled in without a problem.

The good news regarding all of the Y2K preparation work was that our technology took a significant step forward. New high-speed phone lines were installed to all of our locations and a wide area network was established to improve customer service and internal communication. Faster and more efficient personal computers were acquired and additional software was installed to streamline tasks and add new services.

The Main Office facility was renovated from top to bottom. Our Main Office branch received new ceilings, lighting, carpet, fresh paint and a redesigned teller line with a manager's office located next to it. All of our back room operations were consolidated on our third floor in freshly remodeled space which improved workflow.

In August a new branch located at 700 North Main Street in North Syracuse was opened and represented the Bank's first branch outside of Oswego County. The reception in that market has been gratifying and our growth is on target to meet our first year budget. Also in August the Bank installed an ATM in the Hewitt Student Union on the Oswego State University campus.

The Bank also began offering several new products during the year. A home equity line of credit and several new fixed rate residential mortgage products were introduced. An automatic overdraft privilege was added for our consumer checking account customer's convenience. The OCSB MasterMoney Card was also introduced to our checking account customers. This debit card may be used at OCSB ATMs as well as a worldwide network of ATMs. Additionally the debit card can be used at businesses worldwide that accept MasterCard transactions. The amount is automatically deducted from the customer's checking account giving them universal access to their funds.

We expanded our services to the business community and were received warmly by that group. Business loan and deposit balances grew substantially and two more staff members were added to accommodate that growth. Our strategic direction is to continue to grow this very important segment of the market. Based on the volume of activity we are currently experiencing additional staff will be added in 2000 to keep up with the demand.

The year 1999 was truly exciting as the Bank positioned itself to succeed in the twenty first century. The year 2000 promises to be an equally exciting year as many new loan and deposit product offerings are being readied for introduction. A package to allow our customer's to bank from home or work via the Internet will also be introduced. Non traditional banking services will also be available in 2000 with a goal of being one stop financial services provider.

The Bank will celebrate our 130th anniversary in August. The Board's and management's that have guided the Bank throughout those 130 years have steered a course that kept the Bank sound and allowed it to grow and serve the citizens and businesses of this region. The current Board, management team and staff are equally committed to operating a strong and growing financial institution dedicated to excellent service while meeting the changing needs of our customers.


Paul W. Schneible                       Gregory J. Kreis
Chairman of the Board                   President & CEO

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On July 13, 1999, Oswego County Savings Bank (the "Bank") reorganized under a mutual holding company structure as a wholly owned subsidiary of Oswego County Bancorp, Inc. (the "Company" or "OCB"), a mid-tier stock holding company that became the majority-owned subsidiary of Oswego County MHC (the "MHC"). Contemporaneously with the reorganization, the Company sold in a public offering 399,500 shares of its common stock, par value $.01 ("Company Common Stock") at $10.00 per share, raising net proceeds of $3.0 million. As an integral part of the reorganization and public offering and in furtherance of the Company's commitment to the communities it serves, the Bank and the Company have established a charitable foundation known as the Oswego County Charitable Foundation (the "Foundation") and have contributed 15,980 shares to the Foundation. The Foundation will provide funding to support charitable causes and community development activities, which will complement the Bank's existing community activities. In addition, the Company established an Employee Stock Ownership Plan (ESOP) for employees of the Company and the Bank, which became effective with completion of the reorganization. The ESOP plan acquired 31,960 shares of OCB stock through January 2000 and has no immediate plans to purchase additional shares.

The consolidated financial condition and operating results of the Company are primarily dependent on its wholly owned subsidiary, the Bank, and all references to the Company prior to July 13, 1999, except where otherwise indicated are to the Bank.

Comparison of Financial Condition at December 31, 1999 and December 31, 1998

Total assets increased by $12.0 million or 10.8% to $122.8 million at December 31, 1999 from $110.9 million at December 31, 1998. The increase was primarily due to a $2.6 million or 18.8% increase in securities held to maturity and a $6.1 million or 40.9% increase in securities available for sale. Loans outstanding increased $1.0 million from $72.1 million at December 31, 1998 to $73.1 million at December 31, 1999. These asset increases were funded with net stock offering proceeds of $3.0 million, $5.0 million in long-term borrowings and a $3.6 million increase in total deposits from $96.6 million at December 31, 1998 to $100.1 million at December 31, 1999.

While total loans increased $1.0 million during 1999, the mix of outstanding loans changed due to continued mortgage refinancings and successful efforts in commercial lending. Total residential and home equity loans decreased $5.2 million from $60.8 million at December 31, 1998 to $55.6 million at December 31, 1999. The decrease in mortgage and home equity loans reflects consumer preference in lower interest rate environments for fixed-rate residential mortgage loans and the continued high levels of mortgage loan refinancings in 1999. As interest rates have risen in the latter part of 1999 and in early 2000, refinancing has slowed and consumer interest in adjustable-rate mortgages has increased. Commercial loans increased from $265,000 at December 31, 1998 to $5.9 million at December 31, 1999. This increase reflects the Company's continued efforts to diversify the loan portfolio and to expand product offerings to include commercial term loans and lines of credit. At December 31, 1999, net loans amounted to $72.0 million or 58.6% of total assets, compared to $71.0 million or 64.1% at December 31, 1998. Total securities available for sale increased $6.1 million from $14.8 million at December 31, 1998 to $20.8 million at December 31, 1999. Securities held to maturity increased $2.6 million from $13.7 million at December 31, 1998 to $16.3 million at December 31, 1999. The increase in securities available for sale was funded by increased deposit balances and long term borrowings. The increases in securities held to maturity were primarily in municipal issues which offer the Company favorable income tax benefits. Securities represented 30.2% of total assets at December 31, 1999 and 25.7% of total assets at December 31, 1998.

Real estate owned at December 31, 1999 was $255,000 compared to $195,000 at December 31, 1998. During 1999, the Company continued to reduce the level of non-performing loan amounts. Total non-performing loans decreased from $1.7 million at December 31, 1998 to $1.3 million at December 31, 1999. Loan charge-offs have also decreased from $526,000 in 1998 to $157,000 in 1999. At December 31, 1999, the allowance for loan losses equaled $1.1 million representing 1.46% of total loans outstanding and 81.35% of total non-performing loans.

Total deposits increased during 1999 by $3.6 million to $100.1 million at December 31, 1999 from $96.6 million at December 31, 1998. The increase was centered in demand and savings deposits which increased $1.7 million and $2.3 million, respectively. Time deposit levels were consistent with the prior year.

Total shareholders' equity was $14.2 million at December 31, 1999, an increase of $2.5 million from December 31, 1998. The increase was due primarily to the offering proceeds offset by the increase in accumulated other comprehensive loss and the unallocated ESOP shares, which are presented as a reduction of shareholders' equity.

Results of Operations for the Year Ended December 31, 1999 Versus the Year Ended December 31, 1998

Net income was $169,000 for the year ended December 31, 1999, compared to $309,000 in 1998, reflecting the Company's 1999 contribution of $160,000 worth of common stock to a charitable foundation and costs associated with opening a fifth banking office. Fiscal 1999 was a year of transition to public company status and to an expanded base of operations.

Net Interest Income. Net interest income is determined by the average interest rate spread (i.e., the difference between the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income increased from $4.5 million in 1998 to $4.6 million in 1999 during a year in which market levels for short-term interest rates increased by approximately 1.50%. The Company views favorably its ability in 1999 to maintain a consistent level of net interest income in a rising rate environment. OCB can offer no assurance, however, that it would be able to achieve similar results during future periods. For the year ended December 31, 1999, taxable equivalent net interest income increased by $57,000 due to volume and $49,000 as the result of interest rate variances.

Interest Income. Total interest income decreased by $134,000, or 2.1%, to $7.8 million for 1999 compared to $7.9 million for 1998. The primary reason for the decrease in interest income was a $483,000 decrease in interest earned on outstanding loans reflecting mainly the pay down of higher yielding adjustable rate residential mortgage loans. The average balance of loans decreased $3.5 million from $75.6 million in 1998 to $72.1 million in 1999. The average yield on the loan portfolio also decreased from 8.27% in 1998 to 8.01% in 1999.

Income from securities increased by $374,000 during 1999 to $1.9 million, compared to $1.5 million in 1998. The increase in interest income from securities during 1999 was due primarily to a $6.4 million increase in the average balance of securities to $31.1 million for 1999 compared to $24.7 million in 1998. The average yield on the securities portfolio decreased slightly to 6.01% in 1999 compared to 6.05% in 1998.

Other interest income, which consists of interest on federal funds sold and other short-term investments, was $156,000 in 1999 as compared to $181,000 in 1998. The average amount of federal funds and short-term investments decreased from $3.2 million in 1998 to $2.9 million in 1999. The average yields on these investments decreased from 5.60% in 1998 to 5.32% in 1999.

Interest Expense. Interest expense, which consisted primarily of interest paid on deposits, was $3.1 million in 1999 compared to $3.4 million in 1998. The primary reason for the $240,000 decrease in interest expense was a 31 basis point reduction in the average rate paid on these deposits in 1999 compared to 1998. This reflects the Company's increase in lower costing savings and demand deposits, and reduced average rates paid on savings, demand and time deposits. OCB offers its deposit customers tiered pricing schedules whereby higher balances earn higher rates of interest.

Provision for Loan Losses. The provision for loan losses was $120,000 in both 1999 and 1998. Provisions for loan losses are recorded to maintain the allowance for loan losses at an amount management considers adequate to cover losses which are deemed probable and can be estimated. These provisions were based upon a number of factors, including asset classifications, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience, economic trends, industry experience and trends, estimated collateral values and underwriting policies. Net loan charge-offs were $119,000 in 1999 and $461,000 in 1998, reflecting the Company's efforts during the past three years to address problem loan situations in a timely manner. As a result of improvement in loan portfolio quality, charge-offs and non-performing loans declined during 1999. Total non-performing loans decreased from $1.7 million at December 31, 1998 to $1.3 million at December 31, 1999. At December 31, 1999, the allowance for loan losses equaled $1.1 million, representing 1.46% of total loans outstanding and 81.35% of total non-performing loans.

Noninterest Income. Noninterest income increased by $116,000 during 1999 as compared to 1998. The increase reflects the Company's efforts to expand commercial loan and deposit products, which result in greater service fee levels. In addition, the Company extended efforts to reduce fee and service charge waivers during 1999.

Noninterest Expenses. Noninterest expenses increased during 1999 by $459,000, or 10.4%, to $4.9 million compared to $4.4 million in 1998. The primary reasons for the increase were a 10.3% increase in salaries and benefits, a 15.6% increase in occupancy and equipment expenses, a $170,000 increase in professional fees, a $98,000 increase in data processing costs and a $160,000 increase in charitable contributions. Partially offsetting these increases were the absence in 1999 of $171,000 in terminated merger expenses, and a reduction of $217,000 in ORE expenses. Higher salary and benefit costs reflect the branch opening, wage increases and inflationary increases in benefit expenses. The increase in occupancy and equipment expense was caused by higher depreciation expense on capital expenditures, primarily for the new branch and computer equipment. The increase in data processing costs in 1999 reflects efforts to continue to improve data processing capabilities, inflationary increases in a data processing servicing contract, expenses associated with ATMs installed in mid 1998, and costs to bring a new branch on line. Professional fees include the costs of a profitability study, Y2K consulting costs, and increased costs from operating as a publicly held company. Increased charitable contributions reflect the $160,000 contribution of common stock to Oswego County Charitable Foundation.

Income Taxes. Income tax expense decreased by $125,000 in 1999 to $37,000 as compared to $162,000 in 1998, reflecting reduced pretax income and a greater volume of tax exempt securities in 1999. The effective income tax rate declined to 18.0% in 1999 from 34.4% in 1998.

[picture]

700 North Main Street, North Syracuse
Our newest branch opened August of 1999.
Stephen Sharkey Assistant Vice President and Branch Manager.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                        Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Board of Directors
Oswego County Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Oswego County Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oswego County Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                        KPMG LLP

February 28, 2000
Syracuse, New York

                     Statements of Financial Condition, p. 2

                         Statements of Operations, p. 4

                    Statements of Changes in Net Worth, p. 7

                         Statements of Cash Flows, p. 9

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                 Consolidated Statements of Financial Condition

                           December 31, 1999 and 1998
                        (In thousands, except share data)

     Assets                                                     1999       1998
                                                                ----       ----
Cash and due from banks                                      $  6,450      4,007
Federal funds sold and other short-term investments                --      2,600
Securities held to maturity, fair value of $15,829 in
  1999 and $13,792 in 1998                                     16,307     13,730
Securities available for sale, at fair value                   20,834     14,784

Loans                                                          73,098     72,081
     Less allowance for loan losses                             1,069      1,068
                                                             --------    -------
             Loans, net                                        72,029     71,013
                                                             --------    -------
Real estate owned                                                 255        195
Premises and equipment, net                                     3,056      2,245
Accrued interest receivable                                       938        856
Other assets                                                    2,980      1,436
                                                             --------    -------
             Total assets                                    $122,849    110,866
                                                             ========    =======

              Liabilities and Shareholders' Equity

Liabilities:
  Deposits:
    Demand                                                   $ 13,329     11,630
    Savings and money market                                   49,000     46,687
    Time                                                       37,789     38,247
                                                             --------    -------
                                                              100,118     96,564

  Escrow deposits                                               1,286      1,319
  Short-term borrowings                                           900         --
  Long-term debt                                                5,000         --
  Other liabilities                                             1,326      1,289
                                                             --------    -------
             Total liabilities                               $108,630     99,172
                                                             --------    -------
Commitments and contingencies (note 13)


Shareholders' equity:
  Preferred stock, $0.01 par value, 1,000,000 shares authorized,
    no shares issued                                                      --           --
  Common stock, $0.01 par value, 7,500,000 shares authorized,
    887,230 shares issued at December 31, 1999                             9           --
  Additional paid-in capital                                           3,182           --
  Retained earnings                                                   11,764       11,695
  Accumulated other comprehensive income (loss)                         (498)          (1)
  Unallocated common stock held by Employee Stock
  Ownership
    Plan (ESOP), 24,284 shares at December 31, 1999                     (238)          --
                                                                   ---------      -------
             Total shareholders' equity                               14,219       11,694
                                                                   ---------      -------
             Total liabilities and shareholders' equity            $ 122,849      110,866
                                                                   =========      =======

See accompanying notes to consolidated financial statements.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                        Consolidated Statements of Income

                     Years ended December 31, 1999 and 1998
                        (In thousands, except share data)

                                                                    1999              1998
                                                               -------------     -------------
Interest income:
  Loans                                                            $ 5,770           6,253
  Securities                                                         1,827           1,481
  Federal funds sold and other short-term investments                  156             181
                                                                   -------         -------

          Total interest income                                      7,753           7,915

Interest expense:
  Deposits and escrow accounts                                       3,131           3,388
  Borrowings                                                            17              --
                                                                   -------         -------

          Total interest expense                                     3,148           3,388
                                                                   -------         -------

          Net interest income                                        4,605           4,527

Provision for loan losses                                              120             120
                                                                   -------         -------

          Net interest income after provision for loan losses        4,485           4,407
                                                                   -------         -------

Noninterest income:
  Service charges                                                      450             387
  Nationar recovery                                                     --              22
  Net gains on securities transactions                                   7               2
  Other                                                                128              58
                                                                   -------         -------

          Total noninterest income                                     585             469
                                                                   -------         -------

Noninterest expenses:
  Salaries and employee benefits                                     2,122           1,924
  Occupancy and equipment                                              776             671
  Data processing                                                      435             337
  Office supplies, printing and postage                                219             187
  Professional fees                                                    421             251
  Merger expenses                                                       --             171
  Real estate owned, net                                                85             302
  Director fees                                                        128             138
  Marketing and advertising                                            159             121
  Contributions                                                        200              40


  Deposit insurance premiums                                            11              12
  Other                                                                308             251
                                                                   -------         -------

          Total noninterest expenses                                 4,864           4,405
                                                                   -------         -------

Income before income tax expense                                       206             471

Income tax expense                                                      37             162
                                                                   -------         -------

          Net income                                               $   169             309
                                                                   =======         =======

Basic loss per share (for period after conversion to stock form)   $ (0.17)             ~~

See accompanying notes to consolidated financial statements.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

           Consolidated Statements of Changes in Shareholders' Equity

                     Years ended December 31, 1999 and 1998
                        (In thousands, except share data)

                                                                                        Additional
                                                                        Common            paid-in            Retained
                                                                         Stock            capital            earnings
                                                                    ----------------  ----------------   ------------------
Balance at December 31, 1997                                     $           --                --               11,386

Comprehensive income:
     Net income                                                              --                --                  309

     Net change in the unrealized gain (loss) on securities
        available for sale, net of taxes                                     --                --                   --


              Total comprehensive income
                                                                 -------------------  ----------------   ------------------

Balance at December 31, 1998                                                 --                --               11,695

Net proceeds from sale of 399,500 shares of common
     stock in initial public offering                                         4             3,027                   --

Initial capital contributions and issuance of common
     stock to Oswego MHC (471,750 shares)                                     5                (5)                (100)

Charitable contribution of common stock to the
     Oswego County Charitable Foundation (15,980                             --               160                   --


     shares)

Acquisition of common stock by ESOP (26,460 shares)                          --                --                   --

Allocation of ESOP stock (2,176 shares)                                      --                --                   --

Comprehensive income:
     Net income                                                              --                --                  169

     Net change in the unrealized gain (loss) on securities
        available for sale, net of taxes                                     --                --                   --


              Total comprehensive income (loss)
                                                                 -- ----------------  ----------------   ------------------

Balance at December 31, 1999                                     $            9             3,182               11,764
                                                                 ===================  ================   ==================

                                                                                         Unallocated
                                                                    Accumulated             common
                                                                       other                stock
                                                                   comprehensive           held by
                                                                   income (loss)             ESOP               Total
                                                                 -------------------   -----------------   -----------------
Balance at December 31, 1997                                                  5                  --              11,391

Comprehensive income:
     Net income                                                              --                  --                 309

     Net change in the unrealized gain (loss) on securities
        available for sale, net of taxes                                     (6)                 --                  (6)
                                                                                                           -----------------

              Total comprehensive income                                                                            303
                                                                 -------------------   -----------------   -----------------

Balance at December 31, 1998                                                 (1)                 --              11,694

Net proceeds from sale of 399,500 shares of common
     stock in initial public offering                                        --                  --               3,031

Initial capital contributions and issuance of common
     stock to Oswego MHC (471,750 shares)                                    --                  --                (100)

Charitable contribution of common stock to the
     Oswego County Charitable Foundation (15,980 shares)                     --                  --                 160

Acquisition of common stock by ESOP (26,460 shares)                          --                (259)               (259)

Allocation of ESOP stock (2,176 shares)                                      --                  21                  21

Comprehensive income:
     Net income                                                              --                  --                 169

     Net change in the unrealized gain (loss) on securities
        available for sale, net of taxes                                   (497)                 --                (497)
                                                                                                           -----------------

              Total comprehensive income (loss)                                                                    (328)
                                                                 -------------------   -----------------   -----------------

Balance at December 31, 1999                                               (498)               (238)             14,219
                                                                 ===================   =================   =================


See accompanying notes to consolidated financial statements.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 1999 and 1998

    (In
 thousands)

                                                                                  1999          1998
                                                                                  ----          ----
Cash flows from operating activities:
  Net income                                                                    $    169         309
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation                                                                   318         256
      Provision for loan losses                                                      120         120
      Nationar recovery                                                               --         (22)
      Writedown on real estate owned                                                  46          32
      (Gain) loss on sale of real estate owned                                       (34)        113
       Net gains on securities transactions                                           (7)         (2)
       Net amortization on securities                                                 31          32
       Deferred income tax expense (benefit)                                        (160)         99
       Contribution to foundation                                                    160          --
       ESOP compensation expense                                                      21          --
       Change in:
         Accrued interest receivable                                                 (82)         69
         Other assets                                                             (1,052)       (538)
         Escrow deposits                                                             (33)       (140)
         Other liabilities                                                            37          44
                                                                                 -------     -------
                  Net cash provided by (used in) operating activities               (466)        372
                                                                                 -------     -------
Cash flows from investing activities:
  Proceeds from maturity of and principal collected on
    securities held to maturity                                                    3,428       9,723
  Proceeds from sale of securities available for sale                              2,019       2,002
  Proceeds from maturity of and principal collected on
    securities available for sale                                                  7,440       6,896
  Purchases of securities held to maturity                                        (6,039)    (13,039)
  Purchases of securities available for sale                                     (16,328)    (12,778)
  Net (disbursements) receipts on loan originations and principal collections     (1,496)      7,644
  Proceeds from sale of real estate owned                                            288         534
  Purchases of premises and equipment, net of disposals                           (1,129)       (177)
                                                                                 -------     -------
                  Net cash provided by (used in)  investing activities           (11,817)        805
                                                                                 -------     -------
Cash flows from financing activities:
  Net increase in demand, savings and money market deposits                        4,012         116
  Net decrease in time deposits                                                     (458)     (1,450)
  Net increase in short-term borrowings                                              900          --
  Proceeds from issuance of long-term debt                                         5,000          --
  Net proceeds from the issuance of common stock                                   3,031          --
  Purchase of common stock by ESOP                                                  (259)         --
  Capitalization of Oswego MHC                                                      (100)         --
                                                                                 -------     -------
                  Net cash provided by (used in) in financing activities          12,126      (1,334)
                                                                                 -------     -------
Net decrease in cash and cash equivalents                                           (157)       (157)

Cash and cash equivalents at beginning of year                                     6,607       6,764
                                                                                 -------     -------


                                       8

Cash and cash equivalents at end of year                                        $  6,450       6,607
                                                                                ========     =======
Supplemental disclosure of cash flow information:
  Cash paid (received) during the year for:
    Interest                                                                    $  3,131       3,388
    Income taxes                                                                      (1)        196
                                                                                ========     =======
  Non-cash investing and financing activities:
    Transfer of loans to real estate owned                                      $    360         275
                                                                                ========     =======
    Adjustment of securities available for sale to fair value, net of taxes     $   (497)         (6)
                                                                                ========     =======


See accompanying notes to consolidated financial statements.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

(1)   Summary of Significant Accounting Policies

      The accounting and reporting policies of Oswego County Bancorp, Inc. (the "Parent Company") and its subsidiary (referred to together as the "Company") conform to generally accepted accounting principles and reporting practices followed by the banking industry. The more significant policies are described below.

      (a)   Reorganization and Stock Offering

            Oswego County Bancorp, Inc. is the parent company of Oswego County Savings Bank (the "Bank"). On July 13, 1999, Oswego County Savings Bank reorganized into the mutual holding company form of organization as a wholly owned subsidiary of Oswego County Bancorp, Inc., a mid-tier stock holding company that became the majority-owned subsidiary of Oswego County MHC (the "MHC"). Contemporaneously with the reorganization, Oswego County Bancorp, Inc. sold 399,500 shares of its common stock at $10.00 per share, raising net proceeds of $3.0 million, after offering costs of $900,000. As an integral part of the reorganization and public offering, the Company established a charitable foundation known as the Oswego County Charitable Foundation (the "Foundation") and contributed 15,980 shares to the Foundation. Contributions expense for 1999 includes $160,000 for the fair value of these shares at the contribution date. The Foundation will provide funding to support charitable causes and community development activities. In addition, the Company established an Employee Stock Ownership Plan (ESOP) which became effective with the completion of the reorganization.

      (b)   Merger Termination

            On January 28, 1999, the Bank terminated a proposed merger, as a result of certain regulatory considerations. Expenses related to this terminated merger totaling $171,000 in 1998 are included in noninterest expenses.

      (c)   Basis of Presentation

            The consolidated financial statements include the accounts of Oswego County Bancorp, Inc. and its subsidiary, Oswego County Savings Bank. All inter-company accounts and transactions have been eliminated in consolidation. The Company utilizes the accrual method of accounting for financial reporting purposes. Amounts in the prior years' consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation.

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

      (d)   Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

      (e)   Securities

            The Company classifies its securities as either available for sale or held to maturity, as the Company does not hold any securities considered to be trading. Held to maturity securities are those debt securities for which the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

            Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income or loss until realized. Non-marketable equity securities (principally Federal Home Loan Bank Stock) are included in securities available for sale at cost since there is no readily available market value.

            A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

            Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividends and interest income are recognized when earned. Realized gains and losses on securities are recognized on the trade date and are calculated using the specific identification method for determining the cost of securities sold.

      (f)   Loans

            Loans (other than those held for sale) are reported at the principal amount outstanding. Fees and certain direct origination costs related to lending activities are recognized in income as incurred, as the amounts are immaterial.

            Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

            Generally, the Company places all loans that are 90 days or more past due on non-accrual status. In addition, the Company places any loan on non-accrual status if any part of it is classified as doubtful or loss, or if any part has been charged off. When a loan is placed on non-accrual status, total interest accrued and unpaid to date is reversed by a charge to interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

      (g)   Allowance for Loan Losses

            The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at an amount management deems adequate to provide for probable loan losses considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

            The Company considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Large groups of smaller balance, homogeneous loans such as the Company's residential mortgages, home equity loans and consumer loans are collectively evaluated for impairment. Accordingly, the Company measures impaired commercial mortgages and commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Impairment losses are recognized as a component of the allowance for loan losses.

      (h)   Real Estate Owned

            Real estate owned includes property acquired through, or in lieu of, formal foreclosure. Write-downs to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in fair value are charged to operations in the period in which the declines occur.

      (i)   Premises and Equipment

            Land is carried at cost, and buildings, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method over the estimated service lives of the assets.

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

      (j)   Income Taxes

            Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax carryforwards such as charitable contributions. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that all, or a portion of the Company's deferred tax assets will not be realized a valuation must be established. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period which includes the enactment date.

      (k)   Pension and Other Postretirement Benefits

            The Company has a defined benefit pension plan covering substantially all of its employees. Benefits are based on credited years of service and the employee's average compensation prior to retirement. The Company's funding policy is to contribute annually at least the minimum required by law.

            The Company sponsors an unfunded defined benefit plan that covers all of its full time employees and provides postretirement medical and life insurance benefits. Employees are eligible for these benefits if they retire under the Company's defined benefit pension plan and have attained age 55 with at least 5 years of service. Employees are required to contribute a portion of the medical insurance premium. The Company accrues the cost of these benefits to employees and the employees' beneficiaries during the years that the employees render the necessary service.

      (l)   Cash and Cash Equivalents

            For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold and other short-term investments with maturities less than 90 days.

      (m)   Financial Instruments With Off-Balance Sheet Risk

            The Company does not engage in the use of derivative financial instruments and the Company's only financial instruments with off-balance sheet risk are commercial and residential mortgage commitments. These off-balance sheet items are shown in the Company's statement of financial condition upon funding.

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

      (n)   Comprehensive Income

            Comprehensive income, presented in the consolidated statements of changes in shareholders' equity, consists of net income and the net change for the period in after-tax unrealized gains or losses on securities available for sale. Accumulated other comprehensive income in the accompanying statements of financial condition represents the net unrealized gains or losses on securities available for sale as of the reporting dates.

      (o)   Segment Information

            Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information requires public companies to report financial and other information about key revenue producing segments of the entity for which such information is available and is utilized by the chief operating decision maker. Specific information to be reported for individual segments includes profit or loss, certain specific revenue and expense items, and total assets. A reconciliation of segment financial information to amounts reported in the financial statements is also provided. As a community-oriented financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company's only operating segment for financial reporting purposes. Therefore, the adoption of SFAS No. 131 in 1998 did not result in any changes in the Company's reporting.

      (p)   Other Accounting Standards

            SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement requires that all derivatives be recognized as either assets or liabilities in the statement of financial condition and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. This statement, after amendment by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000, although earlier adoption is permitted. The Company anticipates, based on current activities, that the adoption of SFAS No. 133 will not have a significant effect on its financial position or results of operations. SFAS No. 133 also permits certain reclassification of securities to the available for sale category from the held to maturity category.

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

In 1999, the Company adopted SFAS No. 134, Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage-Banking Enterprise, which amends SFAS No. 65, Accounting for Certain Mortgage Banking Activities. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the accounting for such securities by a nonmortgage banking enterprise. Adoption of SFAS No. 134 did not have any impact on the Company's financial position or results of operations.

(2) Securities

The amortized cost and fair value of securities are as follows:


                                                                     December 31, 1999
                                              --------------------------------------------------------------
                                                               Gross              Gross
                                              Amortized      unrealized         unrealized              Fair
                                                 cost          gains             losses                value
                                              ---------      ----------         ----------              ----
                                                                           (in thousands)
Securities available for sale
Debt securities:
       United States Government
        agency obligations                    $    21,032        --                 830                20,202


       Corporate stocks                               632        --                  --                   632
                                              -----------        --                 ---                ------
            Total securities available
                for sale                      $    21,664        --                 830                20,834
                                              ===========        ==                 ===                ======

Securities held to maturity
Debt securities:
       United States Government
         agency obligations                   $     4,995        --                  77                 4,918
       Corporate and municipal securities           8,171        --                 339                 7,832
       Mortgage-backed securities:
        Ginnie Mae                                  1,369        --                  17                 1,352
        Fannie Mae                                  1,014         1                  37                   978
        Freddie Mac                                    47         1                  --                    48
        Small Business Administration                 711        --                  10                   701
                                              -----------        --                 ---                ------
         Total securities held
             to maturity                      $    16,307         2                 480                15,829
                                              ===========        ==                 ===                ======

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

                                                                     December 31, 1998
                                              --------------------------------------------------------------
                                                               Gross              Gross
                                              Amortized      unrealized         unrealized              Fair
                                                 cost          gains             losses                value
                                              ---------      ----------         ----------              ----
                                                                           (in thousands)
Securities available for sale
Debt securities:
  United States Treasury                      $ 1,007           13                 --                    1,020
  United States Government
    agency obligations                         13,776           47                 61                   13,762

        Total debt securities                  14,783           60                 61                   14,782

Equity securities:
  Corporate stocks                                  2           --                 --                        2

        Total securities available
          for sale                            $14,785           60                 61                   14,784

Securities held to maturity
Debt securities:
  United States Government
    agency obligations                          6,491           57                  4                    6,544
  Corporate and municipal securities            4,125           37                  6                    4,156
  Mortgage-backed securities:
    Ginnie Mae                                  2,164            3                 17                    2,150
    Fannie Mae                                    426            1                  8                      419
    Freddie Mac                                    22            1                 --                       23
    Small Business Administration                 502           --                  2                      500

        Total securities held
          to maturity                         $13,730           99                 37                   13,792

Proceeds from the sale of securities available for sale during 1999 were approximately $2,019,000 with gross gains of approximately $12,000 and no gross losses realized on those sales. No gross gains and gross losses of approximately $5,000 were realized from securities called during 1999. Proceeds from the sale of securities available for sale during 1998 were approximately $2,002,000, with gross gains of approximately $2,000 and no gross losses realized on those sales. No securities held to maturity were sold in 1999 and 1998.

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

The net gains on securities transactions included in 1999 net income, net of tax, was approximately $4,000 which adjusted the unrealized holding loss on securities available for sale arising during the year ended December 31, 1999 to approximately $493,000. Net gains on securities transactions included in 1998 net income, net of tax, was approximately $1,000 which adjusted the unrealized holding loss on securities available for sale arising during the year ended December 31, 1998 to approximately $5,000.

Securities available for sale with an amortized cost of approximately $6.2 million at December 31, 1999 were pledged to secure borrowings from the Federal Home Loan Bank. There were no securities pledged at December 31, 1998.

The following is a tabulation of debt securities, excluding mortgage-backed securities, by contractual maturity as of December 31, 1999. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                              Available for sale                       Held to maturity
                                                              ------------------                       ----------------
                                                          Amortized            Fair               Amortized             Fair
                                                            cost               value                cost                value
                                                          ---------            ----               ---------             ----
                                                                                     (in thousands)
Due in one year or less                                 $       --                --               1,252                1,251
Due after one year through five years                        6,785             6,565               7,462                7,303
Due after five years through ten years                      14,247            13,637               3,401                3,201
Due after ten years                                             --                --               1,051                  995

        Total                                           $   21,032            20,202              13,166               12,750
                                                        ==========            ======              ======               ======

(3) Loans

      The following is a summary of loans outstanding:

                                                          December 31,
                                                --------------------------------
                                                1999                      1998
                                                ----                      ----
                                                       (in thousands)
Residential mortgages and
    home equity loans                     $    55,594                    60,829
Commercial mortgages                            7,857                     8,950
Commercial loans                                5,903                       265
Consumer loans                                  3,744                     2,037
                                          -----------                    ------
         Total loans                           73,098                    72,081

Allowance for loan losses                      (1,069)                   (1,068)
                                          -----------                    ------
         Net loans                        $    72,029                    71,013
                                          ===========                    ======

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

Included in residential mortgages and home equity loans at December 31, 1998 were $4.3 million of mortgage loans held for sale. During the second quarter of 1999 all mortgage loans held for sale were transferred to the loan portfolio. Fair value of the loans held for sale approximated the carrying value at the date of transfer.

The Company's market area is generally Oswego County and Onondaga County in Central New York State. Substantially all of the Company's portfolio is located in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area. The Company's concentration of credit risk by loan type is shown in the above schedule of loans outstanding. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

(4) Allowance for Loan Losses

      The following is a summary of changes in the allowance for loan losses:

                                              Years ended December 31,
                                              ------------------------
                                           1999                       1998
                                           ----                       ----
                                                    (in thousands)

Balance at beginning of year          $      1,068                     1,409
                                      ------------                     -----
Provision for loan losses                      120                       120

Loan charge-offs                              (157)                     (526)

Recoveries                                      38                        65
                                      ------------                     -----
Balance at end of year                $      1,069                     1,068
                                      ============                     =====

The principal balance of all loans not accruing interest amounted to approximately $1,064,000 and $1,688,000 at December 31, 1999 and 1998,
respectively. The forgone interest income on non-accruing loans was approximately $56,000 and $81,000 for the years ended December 31, 1999 and 1998, respectively.

At December 31, 1999 and 1998, the recorded investment in impaired loans totaled approximately $558,000 and $979,900, respectively. The impairment allowance associated with these loans was approximately $99,000 and $168,000 at December 31, 1999 and 1998, respectively. The average recorded investment in impaired loans during the year was approximately $701,000 and $1,301,000 for 1999 and 1998, respectively. The amount of interest income recognized on impaired loans (while such loans were considered impaired) was not significant for the years ended December 31, 1999 and 1998.

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

(5) Premises and Equipment

      Premises and equipment at December 31 consist of the following:

                                                1999                      1998
                                                ----                      ----
                                                         (in thousands)

Land                                        $       601                     426
Buildings and improvements                        3,270                   2,569
Furniture, fixtures and equipment                 2,155                   1,933
                                            -----------                     ---
                                                  6,026                   4,928

Accumulated depreciation                         (2,970)                 (2,683)
                                            -----------                     ---
         Premises and equipment, net        $     3,056                   2,245
                                            ===========                   =====

Depreciation expense was approximately $318,000 and $256,000 for the years ended December 31, 1999 and 1998, respectively.

(6) Deposits

      Time deposit contractual maturities are summarized as follows:

                                                         December 31,
                                                         ------------
                                                1999                     1998
                                                ----                     ----
                                                        (in thousands)

Within one year                              $  27,076                  28,299
After one year and within two years              5,420                   4,122
After two years and within three years           1,650                   1,897
After three years and within four years          2,977                   1,169
After four years and within five years             666                   2,760
                                             ---------                  ------
                                             $  37,789                  38,247
                                             =========                  ======

Certificates of deposit of $100,000 and over were approximately $6,541,000 and $5,578,000 at December 31, 1999 and 1998, respectively.

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

(7) Long-Term Debt

      In 1999, the Company began using fixed rate long-term borrowings, principally convertible advances from the FHLB, as a source of funds. Information on the borrowings at December 31, 1999 is summarized as follows:

 Maturity date               Amount             Rate           Call Date
                           (in thousands)

 December 13, 2004       $       5,000          6.00%       Quarterly, beginning

                                                            December 13, 2001

(8) Income Taxes

      Total income tax expense for the years ended December 31 was allocated as follows:

                                                             1999          1998
                                                               (in thousands)

Income before income tax expense                            $  37           162
Change in shareholders' equity
  for unrealized loss on securities
  available for sale                                         (332)           (4)

             Total                                          $(295)          158

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

        Income tax expense attributable to income before income taxes consisted of the following:

                                                Current                     Deferred                     Total
                                                -------                     --------                     -----
                                                                         (in thousands)
Year ended December 31, 1999:
  Federal                                       $  139                         (96)                        43
  State                                             58                         (64)                        (6)
                                                ------                         ---                         --
       Total                                    $  197                        (160)                        37
                                                ======                        ====                         ==

Year ended December 31, 1998:
  Federal                                       $   51                          74                        126
  State                                             12                          25                         36
                                                ------                         ---                         --
       Total                                    $   63                          99                        162
                                                ======                        ====                        ===

Actual income tax expense attributable to income before income taxes differed from the amounts computed by applying the Federal statutory income tax rate to pre-tax income as follows:

                                                        Years ended December 31,
                                                        ------------------------
                                                           1999           1998
                                                           ----           ----
                                                                (in thousands)
Federal income tax expense
  at statutory rate                                        $ 70           160
Increase (decrease) resulting from:
  Tax-exempt interest income                                (36)          (13)
  State taxes, net of Federal income
    tax effect                                               (4)           24
  Merger costs                                               --           (46)
  Other, net                                                  7            37
                                                           ----           ---
         Actual income tax expense                         $ 37           162
                                                           ====           ===

                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:

                                                                1999       1998
                                                               ------      -----
                                                                  (in thousands)
Deferred tax assets:
     Allowance for loan losses                                 $  417        427
     Postretirement benefits                                      189        163
     Deferred compensation                                        179        150
     Charitable contribution carryover                             74         --
     Net unrealized loss on securities
         available for sale                                       332         --
     Other                                                         12         63
                                                               ------       ----

              Total gross deferred tax assets                   1,203        803
                                                               ------       ----

Deferred tax liabilities:
     Excess tax bad debt reserve over base year                   158        211
     Depreciation                                                  73         97
     Prepaid pension expenses                                     101        114
     Net unrealized gain on securities
         available for sale                                        --         --
     Other                                                         12         14
                                                               ------       ----

              Total gross deferred tax liabilities                344        436
                                                               ------       ----

 Net deferred tax asset, included in
     other assets                                             $   859        367
                                                              =======       ====

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $1,107,000 at December 31, 1999, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of the Bank's stock or certain excess distributions to the Parent Company. The unrecognized deferred tax liability at December 31, 1999 with respect to the base-year reserve was approximately $450,000.

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the loss carryback period. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.


                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

(9)   Earnings Per Share

      The following table sets forth certain information regarding the calculation of basic earnings per share for the year ended December 31, 1999, based on net loss for the period from July 14, 1999 to December 31, 1999. Earnings per share information for periods prior to the Company's initial public offering on July 13, 1999 is not applicable. Unallocated ESOP shares are not considered outstanding for earnings per share computations. The shares become outstanding for earnings per share computations when they are released for allocation. During the year ended December 31, 1999, the Company did not have any potentially dilutive securities outstanding.



                                                  Weighted
                                    Net           Average     Per Share
                                   Loss           Shares        Amount
                              --------------     --------     ---------
                                 (in thousands)
Basic loss per share            $  (150)           867,524      $ (0.17)

(10)  Benefit Plans

      Pension and Other Postretirement Benefit Plans

      The following table sets forth the defined benefit pension plan's and the other postretirement benefit plan's change in benefit obligation, change in fair value of plan assets, and the funded status for the years ended December 31, 1999 and 1998, using the most recent actuarial data measured at October 1, 1999 and 1998 for the defined benefit pension plan and at December 31, 1999 and 1998 for the other postretirement benefit plan:

                                                                           Pension benefits    Postretirement benefits
                                                                        ----------------------  ----------------------
                                                                         1999         1998         1999         1998
                                                                        -------      ------       ------        -----
                                                                                      (in thousands)
Change in benefit obligation:
    Benefit obligation at beginning of year                              $ 3,238      2,961           841        756
    Service cost                                                             106         67            21         42
    Interest cost                                                            209        202            55         53
    Amendments                                                                --         --            --        (71)
    Actuarial (gain)/loss                                                   (375)       172           (16)        83
    Benefits paid                                                           (164)      (164)          (49)       (22)
    Settlements                                                              (93)        --            --         --
                                                                         --------    -------        ------     ------
        Benefit obligation at end of year                                  2,921      3,238           852        841
                                                                         --------    -------        ------     ------
Change in plan assets:
    Fair value of plan assets at beginning of year                         3,430      3,587            --         --
    Actual return on plan assets                                             612          7            --         --
    Employer contributions                                                    --         --            49         22
    Benefits paid                                                           (164)      (164)          (49)       (22)
    Settlements                                                              (93)        --            --         --
                                                                         --------    -------        ------     ------
        Fair value of plan assets at end of year                           3,785      3,430            --         --
                                                                         --------    -------        ------     ------
Funded status (deficit)                                                      864        192          (852)      (841)
Unamortized net (asset) obligation at transition                             (29)       (50)          407        434
Unamortized net (gain) loss subsequent to transition                        (577)       142           (44)        --
Unamortized prior service cost                                                 1          2            --         --
                                                                         --------    -------        ------     ------
        Prepaid (accrued) benefit cost                                   $   259        286          (489)      (407)
                                                                         ========    =======        ======     ======


                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

      Net periodic pension cost (income) consists of the following components for the years ended December 31, 1999 and 1998:

                                                                                        1999                       1998
                                                                                       ------                     ------
                                                                                              (dollars in thousands)
Service cost                                                                            $ 106                        67
Interest on projected benefit obligation                                                  209                       202
Expected return on plan assets                                                           (268)                     (281)
Amortization of net transition asset                                                      (21)                      (21)
Amortization of unrecognized gain                                                          --                        (3)
Amortization of prior service cost                                                          1                         1
Settlement credit                                                                          --                       (52)
                                                                                       -------                    -------
Net periodic pension cost (income)                                                      $  27                       (87)
                                                                                       =======                    =======
Weighted average discount rate                                                           7.75%                     6.50%
                                                                                       =======                    =======
Expected long-term rate of return                                                        8.00%                     8.00%
                                                                                       =======                    =======

      The projected benefit obligation assumed a long-term rate of increase in future compensation levels of 5.5% for 1999 and 4.5% for 1998. The unamortized net asset at transition is being amortized over 12 years from inception.

      Net periodic postretirement benefit cost for the years ended December 31, 1999 and 1998 included the following components:

                                                                                          1999                      1998
                                                                                         -------                   ------
                                                                                                  (in thousands)

Service cost                                                                                 $ 49                     42
Interest cost on accumulated benefit
    obligation                                                                                 55                     53
Amortization of transition obligation                                                          27                     39
Amortization of prior service asset                                                            --                     (2)
Amortization of unrecognized loss                                                              --                     (8)
                                                                                          -------                 -------
Net periodic postretirement benefit cost                                                     $131                    124
                                                                                          =======                 =======


                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

      For measurement purposes, a 7.5% and 9.0% annual rate of increase in the per capita cost of average health care benefits for retirees was assumed for 1999 and 1998, respectively. The rate was assumed to decrease gradually to 5.0% by 2008 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at December 31, 1998 by approximately $89,000, and the net periodic postretirement benefit cost by approximately $10,000 for the year then ended. The weighted average discount rate used in determining the accumulated postretirement obligation was 7.0% for 1999 and 6.5% for 1998.

      Other Benefit Plans

      In 1997, the Company instituted a nonqualified deferred compensation plan for directors, under which participants may elect to defer all or part of their annual director fees. The plan provides that deferred fees are to be invested in mutual funds, as selected by the individual directors. At December 31, 1999 and 1998, deferred director fees included in other liabilities aggregated approximately $330,000 and $204,000, respectively.

      The Company sponsors a defined contribution profit sharing 401(k) plan covering substantially all employees. The Company matches certain percentages of each eligible employee's contribution to the plan. Expense for the plan amounted to approximately $36,000 and $38,000 in 1999 and 1998, respectively.


(11) Employee Stock Ownership Plan (ESOP)

      The Company established an ESOP in conjunction with the Company's initial public offering to provide substantially all employees of the Company the opportunity to also become shareholders. The ESOP borrowed approximately $259,000 from the Company and used the funds to purchase 26,460 shares of the common stock of the Company. The loan will be repaid from the Company's discretionary contributions to the ESOP over a period of approximately ten years. At December 31, 1999, the loan had an outstanding balance of approximately $259,000 and an interest rate of 8.5%. Both the loan obligation and the unearned compensation will be reduced by the amount of loan repayments to be made by the ESOP at the end of each plan year ending on December 31. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Shares released from the suspense account are allocated among participants at the end of the plan year on the basis of relative compensation in the year of allocation.


                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

      Unallocated ESOP shares are pledged as collateral on the loan and are reported as a reduction of shareholders' equity. The Company reports compensation expense equal to the average market price of the shares to be released from collateral at the end of the plan year. The Company recorded approximately $21,000 of compensation expense related to the ESOP for the year ended December 31, 1999.

            The ESOP shares as of December 31, 1999 were as follows:

Allocated shares                                                              --
Shares released for allocation                                             2,176
Unallocated shares                                                        24,284
                                                                         -------
           Total ESOP shares                                              26,460
                                                                         =======
Market value of unallocated shares at
      December 31, 1999 (in thousands)                                   $   228
                                                                         =======

(12) Shareholders' Equity and Regulatory Matters

      The Company's ability to pay dividends is primarily dependent upon the ability of its subsidiary bank to pay dividends to the Company. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years.

      The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank and the Company (consolidated) to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 1999 and 1998, the Bank and the Company met all capital adequacy requirements to which they were subject.


                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

As of December 31, 1999, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The Bank and consolidated Company's regulatory capital amounts and ratios are presented in the following table:

                                                                                                    Required Ratios
                                                                  Actual                    -------------------------------
                                                            Regulatory Capital               Minimum           Classification
                                                        -------------------------            Capital              as Well
                                                        Amount              Ratio            Adequacy            Capitalized
                                                        ------              -----            --------            -----------
                                                          (dollars in thousands)
As of December 31, 1999:
Bank
             Total Capital
                 (to risk weighted assets)              $  14,451           15.0%               8.0%                 10.0%
             Tier I Capital
                 (to risk weighted assets)                 13,383           13.9                4.0                   6.0
             Tier I Capital
                 (to average assets)                       13,383           11.7                4.0                   5.0
Consolidated
             Total Capital
                 (to risk weighted assets)                 15,786           16.4                8.0                  10.0
             Tier I Capital
                 (to risk weighted assets)                 14,717           15.3                4.0                   6.0
             Tier I Capital
                 (to average assets)                       14,717           12.9                4.0                   5.0

As of December 31, 1998:
Bank
             Total Capital
                 (to risk weighted assets)                 12,639           16.7                8.0                  10.0
             Tier I Capital
                 (to risk weighted assets)                 11,694           15.5                4.0                   6.0
             Tier I Capital
                 (to average assets)                       11,694           10.7                4.0                   5.0

In order to grant priority in the conversion to the eligible depositors, the Bank established a special account at the time of conversion in an amount equal to its total net worth at June 30, 1999. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the special account. The total amount of the special account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the shareholders and no shares may be repurchased by the Company if such actions would reduce the Bank's shareholders' equity below the amount required for the special account. At December 31, 1999, the amount remaining in this liquidation account was $6.3 million.


                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

(13) Commitments and Contingencies

      In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements. The Company does not anticipate losses as a result of these transactions. Mortgage and other loan commitments outstanding at December 31, 1999 and 1998 amounted to approximately $5.9 million and $2.4 million, respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 1999 and 1998 amounted to approximately $233,000 and $20,000, respectively.

      In the normal conduct of business, the Company is currently involved in various litigation matters. In the opinion of management, the ultimate disposition of these matters should not have a material adverse effect on the financial position of the Company.

(14) Fair Value of Financial Instruments

      SFAS No. 107, Disclosures About Fair Value of Financial Instruments, as amended by SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, requires disclosures about the fair value of financial instruments for which it is practicable to estimate fair value. The definition of a financial instrument includes many of the assets and liabilities recognized in the Bank's statement of financial condition, as well as certain off-balance sheet items. Fair value is defined in SFAS Nos. 107 and 119 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

      The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

      (a)   Short-Term Financial Instruments

            For short-term instruments that are available on demand or that generally mature in ninety days or less, the carrying value approximates fair value. Such instruments include cash and cash equivalents, accrued interest receivable and accrued interest payable.

      (b)   Securities

            Fair values for securities are based on quoted market prices, where available. Where quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.


                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

(c) Loans

For variable rate loans that reprice frequently and have no significant credit risk, fair values are based on carrying amounts. The fair values of fixed rate loans are estimated through discounted cash flow analyses using interest rates currently being offered for loans with similar terms and credit quality.

Delinquent loans are valued using the discounted cash flow methods described above. While credit risk is a component of the discount rate used to value loans, delinquent loans are presumed to possess additional risk. Therefore, the calculated fair values of loans are reduced by the allowance for loan losses.

(d) Deposits

The fair values disclosed for demand, savings and money market deposits are, by definition, equal to the carrying amounts payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using a discounted cash flow approach. This approach applies interest rates currently being offered on these accounts to a schedule of weighted average expected monthly maturities on time deposits.

The estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998 are as follows (in thousands):

                                                                      1999                                     1998
                                                        -----------------------------           ------------------------------
                                                        Carrying              Fair               Carrying               Fair
                                                         amount               value               amount                value
                                                        --------             --------            --------              -------
                                                                                    (in thousands)
Financial assets:
             Cash and cash equivalents                  $  6,450                6,450               6,607                6,607
             Accrued interest receivable                     938                  938                 856                  856
             Securities                                   37,141               36,663              28,514               28,576
             Net loans                                    72,029               70,758              71,013               71,038
Financial liabilities:
             Demand, savings and
             money market deposits                        62,329               62,329              58,317               58,317
             Time deposits                                37,789               37,739              38,247               38,214
             Escrow deposits                               1,286                1,286               1,319                1,319
             Accrued interest payable                         16                   16                  --                   --

The fair value of commitments to extend credit are equal to the deferred fees outstanding, as the contractual rates and fees approximate those currently charged to originate similar commitments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

(15) Condensed Financial Information of the Parent Company

      The Parent Company began operations in conjunction with the Bank's mutual-to-stock conversion and the Parent Company's initial public offering of its common stock. The following represents the Parent Company's statement of financial condition as of December 31, 1999, and its statement of income and statement of cash flows for the period from July 13, 1999 through December 31, 1999.

                        Statement of Financial Condition

                             as of December 31, 1999
                                 (in thousands)

       Assets
       Cash and cash equivalents                             $  1,268
       Loan receivable from ESOP                                  259
       Other assets                                                41
       Investment in equity of subsidiary                      12,885
                                                             --------

            Total assets                                     $ 14,453
                                                             ========
       Liabilities and Shareholders' Equity
       Liabilities:
       Payable to subsidiary                                 $    234

       Total shareholders' equity                              14,219
                                                             --------

            Total liabilities and shareholders' equity       $ 14,453
                                                             ========



                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

                               Statement of Income
             For the period July 13, 1999 through December 31, 1999
                                 (in thousands)

     Interest income:
          Loans                                                    $      8
          Interest-bearing deposits                                      12
                                                                   --------
                     Total interest income                               20
                                                                   --------
     Non-interest expenses:
          Contributions                                                 160
          Other non-interest expenses                                    35
                                                                   --------
                     Total non-interest expenses                        195
                                                                   --------
     Loss before income tax benefit and equity
       in loss of subsidiary                                           (175)
     Income tax benefit                                                  71
                                                                   --------
                     Loss before equity in loss of
                          subsidiary                                   (104)

     Equity in loss of subsidiary                                       (46)
                                                                   --------
     Net loss                                                      $   (150)
                                                                   ========


                                                                     (Continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

                             Statement of Cash Flows
             For the period July 13, 1999 through December 31, 1999
                                 (in thousands)

              Cash flows from operating activities:
                   Net loss                                                             $   (150)
                   Adjustments to reconcile net loss to net
                        cash provided by operating activities:
                            Equity in loss of subsidiary                                      46
                            Contribution to foundation                                       160
                            Net increase in other assets                                     (41)
                            Net increase in intercompany payable to
                                subsidiary                                                   234
                                                                                        --------
                                   Net cash provided by operating
                                       activities                                            249
                                                                                        --------
              Cash flows from investing activities:
                   Investment in subsidiary                                               (1,753)
                   Loan made to ESOP                                                        (259)
                                                                                        --------
                                   Net cash used in investing activities                  (2,012)
                                                                                        --------
              Cash flows from financing activities:
                   Net proceeds from the issuance of common stock                         3,031
                                                                                        --------
                                   Net increase in cash and cash
                                       equivalents                                         1,268

              Cash and cash equivalents at beginning of period                                --
                                                                                        --------
              Cash and cash equivalents at end of period                                $  1,268
                                                                                        --------